Filed Pursuant to Rule 424(b)(3)
Registration No. 333-113863

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 7 DATED JANUARY 18, 2008

TO THE PROSPECTUS DATED APRIL 6, 2007

This prospectus supplement No. 7 (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Paladin Realty Income Properties, Inc. dated April 6, 2007 (the “Prospectus”), Supplement No. 1 to the Prospectus dated June 5, 2007, Supplement No. 2 to the Prospectus dated July 27, 2007, Supplement No. 3 to the Prospectus dated August 27, 2007, Supplement No. 4 to the Prospectus dated October 12, 2007, Supplement No. 5 to the Prospectus dated November 20, 2007 and Supplement No. 6 to the Prospectus dated November 30, 2007. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of our initial public offering; and

•	our recent acquisition of The Retreat of Shawnee in Shawnee, Kansas.

STATUS OF OUR INITIAL PUBLIC OFFERING

As of January 11, 2008, we had received and accepted subscriptions in our offering for 2,638,396 shares of common stock, or approximately $25,988,778, including shares issued under our dividend reinvestment plan.

ACQUISITION OF THE RETREAT OF SHAWNEE

On January 11, 2008, KC Retreat Associates, LLC, a joint venture in which we own a 97.5% interest, which we refer to as KC Retreat, entered into an agreement with an unaffiliated third party, The Retreat, LLC, to purchase The Retreat of Shawnee located at 11128 West 76th Terrace in Shawnee, Kansas, or the Retreat Apartments. JTL Holdings, LLC and JTL Asset Management, Inc., both affiliates of JTL Properties, a Kansas City-based real estate investment and management company, own the remaining 2.5% interest in KC Retreat. JTL Properties is unaffiliated with us and our affiliates, except that affiliates of JTL Properties participate in two other joint ventures with us relating to Pheasant Run Apartments and Pinehurst Apartment Homes.

On January 14, 2008, KC Retreat acquired the Retreat Apartments for a total purchase price of $15.9 million. The total acquisition cost for our interest in KC Retreat was approximately $2.85 million, including approximately $350,000 for capital expenditures and $200,000 in closing costs. We paid Paladin Advisors an acquisition fee pursuant to the terms of the advisory agreement of $156,750 in connection with our investment in KC Retreat. We will also pay Paladin Advisors an annual asset management fee of $34,200 pursuant to the terms of the advisory agreement.

Financing the Acquisition

In connection with the closing of the Retreat Apartments acquisition, KC Retreat entered into a mortgage loan with the Federal Home Loan Mortgage Corporation, or Freddie Mac, to obtain a loan in the amount of $13,600,000 as evidenced by a Multifamily Note dated January 11, 2008, in favor of NorthMarq Capital, Inc. The loan bears interest at a fixed rate of 5.58% through February 1, 2018. Assuming no event of default occurs before the initial maturity date, the loan will automatically be extended until February 1, 2019 with an adjustable interest rate based on the Freddie Mac Reference Bill Index. The outstanding balance on the loan at the time of maturity will be approximately $12,650,000. The loan is prepayable at any time prior to its maturity, subject to a prepayment penalty equal to the greater of (1) 1.0% of the outstanding balance or (2) an amount calculated pursuant to a standard formula based on the remaining life of the loan and then-current interest rates. The loan is secured by a multifamily mortgage on the property pursuant to a Multifamily Deed of Trust, Assignment of Rents and Security Agreement. In addition, the loan is guaranteed by James E. Lippert, but only upon the occurrence of certain limited events. As a condition to the loan, KC Retreat is further required to fund an escrow account with approximately $430,000 for the payment of approximately $343,000 to make specified repairs and improvements to the Retreat Apartments pursuant to a Repair Escrow Agreement dated January 11, 2008, or the Repair Escrow Agreement.

Our charter does not permit borrowings that would cause our aggregate borrowings to exceed 65% of the aggregate asset value of all of our real estate and real estate related investments, unless approved by our independent directors and the justification for such excess borrowing is disclosed to our stockholders in our next quarterly report. Prior to the acquisition, our leverage exceeded 65%, and as a result of the new loan obtained by KC Retreat, our leverage remains above 65%. In accordance with our charter, our board of directors, including our independent directors, approved the incurrence of the new loan by KC Retreat and the continuation of our leverage exceeding 65%. The board of directors determined that the excess leverage was justified for the following reasons: (1) the loan assumption enabled us to purchase the assets and earn rental and interest income more quickly and (2) the acquisition is likely to increase the net offering proceeds from this offering, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital. We will likely continue to exceed our charter’s leverage guidelines during the early stages of our operations.

The Property

The Retreat Apartments is a Class B, 342-unit rental apartment community consisting of 10 three-story garden-style apartment buildings and an attached clubhouse located on 16.43 acres in Shawnee, Kansas. The property was developed in 1984 and renovated between 2004 and 2005. The property has an aggregate of 230,400 square feet of rentable area and an average unit size of 674 square feet. The property contains 198 1-bedroom, 1-bath units and 144 2-bedroom, 1-bath units. As of January 14, 2008, the property had an average market rent of $587 per unit per month and was 87.7% occupied.

The leased space is comprised entirely of residential apartment units. Each lease is specific to an individual unit. Collectively, the units are leased subject to the terms of a standard lease form. Individual leases generally have a term of one year. The percentage occupancy rate and average effective annual rent per unit for 2003 through 2007 for the Retreat Apartments is as follows:

	2003	2004(a)	2005	2006	2007(b)
Average Effective Annual Rent per Unit	$5,020	$6,043	$6,226	$6,480	$6,551
Occupancy rate	85.7%	82.5%	91.2%	90.6%	90.9%

(a)	Annualized based on 8 months of actual results available to us.
(b)	Annualized based on 11 months of actual results available to us.

The following is a schedule of lease expirations and related information for each of 2008 and 2009:

Year	Number of Tenants Whose Leases Are Expiring	Total Square Feet Covered by Such Leases	Annual Rental Represented by Such Leases	Percentage of Gross Annual Rental Represented by Such Leases
2008	294	198,640	164,369	97.9%
2009	6	4,080	3,595	2.1%

There are no leases with terms expiring after 2009.

The Retreat Apartments is located in Shawnee, Kansas, a bedroom community approximately twelve miles southwest of downtown Kansas City in Johnson County, Kansas. The property generally competes with six other rental apartment communities of a similar age and quality located within one block, or half a mile, of the property. The property competes with other rental apartment communities in its submarket generally based on tangible factors such as rental rate and unit type, as well as intangible factors such as physical appearance and proximity to place of employment, school, shopping and recreation.

Pursuant to the Repair Escrow Agreement, we are obligated to use approximately $343,000 to make specified repairs and improvements to the property, to be paid from approximately $430,000 in funds deposited into a repair escrow fund with NorthMarq Capital, Inc. Such repairs and improvements include, but are not limited to, roof, siding, deck and pool repairs, sidewalk replacement, HVAC unit replacements, fire alarm upgrades and the addition of GFCI outlets to all kitchen units.

In the opinion of management, the property is suitable and adequate for its intended purpose and is adequately covered by insurance. We obtained a Phase I environmental survey and are generally satisfied with the environmental status of the property.

For federal income tax purposes, the tax basis in the Retreat Apartments is approximately $15,990,000. The real property component of the Retreat Apartments will be depreciated on a straight-line basis using estimated useful lives of 27.5 years for building and building improvements and by the 200% declining balance method using estimated useful lives of five to seven years for furniture, fixtures and equipment. Realty taxes for the fiscal year ended December 31, 2007 on the Retreat Apartments were $177,493 at a tax rate of 1.5182%.

The Operating Agreement

On January 11, 2008, PRIP 11128, LLC, a Delaware limited liability company and our subsidiary, entered into an operating agreement with JTL Holdings, LLC and JTL Asset Management, Inc., affiliates of JTL Properties, for KC Retreat. The operating agreement provides that we will receive priority in distributions of operating cash flow until we have received at least 12.0% on our invested equity, after which our co-venture partners will receive distributions until they have reached the same 12.0% on their invested equity. Thereafter, operating cash flow will be distributed 50% to us and 50% to our co-venture partners.

The operating agreement also provides for priority distributions of sale proceeds, if any. First, we will receive a priority distribution equal to a return of our invested capital plus an amount that when added to all distributions of cash flow made to us during the life of our investment, is sufficient to generate a 12.0% internal rate of return on our invested capital. Second, our co-venture partners will receive distributions that when added to all distributions of cash flow made to our co-venture partners during the life of their investment, is sufficient to generate a 12.0% internal rate of return on their invested capital. Third, any further sale proceeds will be distributed 50% to us and 50% to our co-venture partners.

JTL Asset Management, Inc. is the operating member of KC Retreat; however, the operating agreement imposes certain limitations on its management authority. The operating member may not cause the joint venture to undertake activities or incur expenses that are not authorized by the operating budget. Additionally, the operating member’s authority is limited to: (1) procuring approved financing, (2) supervising the management, leasing and operation of the property, (3) coordinating, supervising and otherwise overseeing the sale, if any, of the property, (4) preparing and updating a business plan and operating budget for the joint venture, and (5) diligently conducting the day-to-day operations in accordance with the business plan and the operating budget.

Except in limited circumstances set forth in the operating agreement, none of the members may freely transfer their interest in the joint venture without the consent of the other parties. Most transfers of interest are subject to a right of first offer by the other members.

The Property Management Agreement

CRES Management, LLC, an affiliate of JTL Properties, has been designated as the property manager of the Retreat Apartments pursuant to a property management agreement that provides for an initial one-year term with automatic one-year renewals. Either party may terminate the property management upon 30 days’ prior written notice. A management fee is payable monthly in arrears equal to 4.5% of the monthly gross revenues of the Retreat Apartments, 50% of which will be subordinated to the payment of a minimum 9.0% preferred return to us.

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